July 9, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Re:

Forethought Variable Insurance Trust

Ladies and Gentlemen:

Enclosed for filing on behalf of  Forethought Variable Insurance Trust (“Trust”), a newly organized open-end management investment company, is the Trust’s initial registration statement under the Securities Act of 1933 and the Investment Company Act of 1940 (“1940 Act”) on Form N-1A (“Registration Statement”). The Trust also has separately filed a Notification of Registration under the 1940 Act on Form N-8A today.

The Registrant proposes to commence a public offering of the Trust’s shares on or about November 1, 2013. A review of the Registration Statement with this date in mind would be appreciated. Certain items required to be contained in the Registration Statement, including the exhibits thereto, will be completed and filed in a pre-effective amendment to the Registration Statement.

If you have any questions relating to this filing, please do not hesitate to contact me at (631) 470-2619.

Sincerely,

/s/ James Ash

James P. Ash, Esq.